Mail Stop 6010

                              February 10, 2006


Stewart A. Fisher
Chief Financial Officer, Executive Vice President,
Treasurer and Secretary
Accellent Inc.
100 Fordham Road
Wilmington, Massachusetts 01887

Re:	Accellent Inc.
	Amendment No. 1 to Registration Statement on Form S-4
	filed January 26, 2006
	Registration No. 333-130470

Dear Mr. Fisher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 5. Please clarify to us how and to what extent the company "funded" the report. Further, please reconcile your statement in your response to prior comment 5 that the Millennium Research Group report was not prepared specifically for this filing with your statement on page 1 of the registration statement that the research report was commissioned by you. Specifically, do you mean to say that in commissioning and funding this report, you never anticipated using any of portion of the resulting report in connection with the registration statement?
In addition, since portions of the report are summarized in the prospectus, and Millennium Research Group`s consent specifically consents to "Accellent Inc.`s citing of data from [its report] in [the registration statement]," please explain how you are not required to file the consent required by Rule 436(a) of Regulation C.

Industry Background, page 2

2. You disclose that the medical device industry enjoys "healthy profitability," and your response to prior comment 7 refers us to page 6 of the Millennium Research Group report in support of such statement. However, page 6 does not appear to provide support for such statement. Further, it is unclear from your current disclosure what is considered "healthy" and whether you are referring to gross profits or net profits. Please provide support for such statement and clarify its meaning.

Management, page 85

3. We reissue our prior comment 17 with respect to Mr. Curtis and Mr.
DeSantis. Please include in your disclosure a succinct description of Mr. Curtis` and Mr. DeSantis` business experience for the last five years, leaving no ambiguities or gaps of time. For example, please indicate Mr. Curtis` business experience from November 2002 until he joined your company in April 2003 and Mr. DeSantis business experience from May 2002 until January 2003.

Executive Compensation, page 87

4. Please update the executive compensation disclosure you have provided pursuant to the requirements of Item 402 of Regulation S-K to reflect your most recently completed fiscal year.

Director Compensation, page 90

5. Please clarify that the "fair market value" per share of Accellent
Holdings Corp.`s common stock will be determined by the board of directors.

Certain Relationships and Related Party Transactions, page 97

6. We note the disclosure you have added in response to prior comment
21. Please disclose all information required by Item 404(a) of Regulation S-K. For example, we note that you do not currently disclose the amount of the cash bonuses received by any person described in clauses (1) through (4) of Item 404(a), if any.

Accellent Inc. Condensed Consolidated Financial Statements for the nine months ended September 30, 2005

Note 3.  Restructuring and Other Charges, page F-52

7. Please revise your financial statements to disclose the nature of the significant adjustments to your restructuring accrual for the MedSource integration, as discussed in your response to prior comment
34 in our letter dated January 13, 2006.

Unaudited Pro Forma Condensed Combined Balance Sheet, page P-4

8. We reference the revisions made to footnote (c) in response to prior comment 36 in our letter dated January 13, 2006. We note the reference to an independent third-party appraiser in determining the fair value of identifiable intangible assets. Please revise to include the name of the valuation specialist and provide a written consent under Securities Act Rule 436 as an exhibit to the filing.

9. We refer you to our prior comment 38 in our letter dated
January
13, 2006. We do not see where you have revised footnote (c) to discuss the reasons for the significant amounts allocated to intangible assets and goodwill. Please revise.

* * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian
Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or me at (202)
551-
3444 with any other questions.


            Sincerely,



            Perry Hindin
            Special Counsel


cc:	Joseph H. Kaufman, Esq. (via fax)
	Dominique C. Schulte, Esq. (via fax)
Stewart A. Fisher
Accellent Inc.
February 10, 2006
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